
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3628

October 19, 2009

Via U.S. Mail
Mr. Richard A. Hanson
General Manager and Chief Financial Officer
Show Me Ethanol, LLC
26530 Highway 24 East
Carrollton, Missouri 64633

> Re: **Show Me Ethanol, LLC**
> **Schedule 13E-3**
> **Filed on September 22, 2009**
> **File No. 005-848900**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on September 22, 2009**
> **File No. 000-52614**

Dear Mr. Hanson:

We have reviewed your filings and have the following comments. All defined terms used in this letter have the same meaning as in your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note that Ray Carroll County Grain Growers, Inc. is listed as a 22% owner of the company, Ray Carroll owns all of the Class B units outstanding and has entered into a

series of agreements with the company that materially impact the company's supply of corn and ability to market and sell its product. Through ownership of Class B units, Ray Carroll also appears to have the ability to appoint a specified number of board members. Further, one of the managers of the company, Mr. Nordwald is the General Manager of, and employed by, Ray Carroll. Given these facts, please provide us with your analysis as to whether Ray Carroll and/or any of its control persons are affiliates engaged in the going private transaction.

2.   Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person listed or added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be procedurally and substantively fair to security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. See Item 8 of Schedule 13E-3 and Q&A Nos. 5, 19 and 20 of Exchange Act Release No. 17719 (Apr. 19, 1981). In this regard, the reasons for the transaction and the alternatives considered may be different from those of the subject company, which should be reflected in the disclosure.

3.   If the reclassification proposal is approved, you will reclassify Class A membership units held by each member of record of 3 or less units into Class A-1 membership units for the purpose of taking the company private by causing your Class A units to be held of record by less than 300 persons and your new Class A-1 units to be held of record by less than 500 persons. Please provide a formal opinion of counsel, supported by appropriate legal analysis, that your Class A membership units and your newly authorized Class A-1 membership units are separate classes of securities under Missouri law. The analysis should include a detailed discussion and comparison of each feature of your Class A and the Class A-1 membership units and demonstrate how the rights of each class support the opinion of counsel. In your response letter, provide your legal analysis as to why the Class A and Class A-1 membership units are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchange Act of 1934. Please support your analysis with citations to state statutory or case law, where appropriate. We may have further comments after reviewing the legal opinion and your response.

Preliminary Proxy Statement on Schedule 14A

General

4.   Please clearly mark your preliminary proxy statement and form of proxy as "Preliminary Copies." See Rule 14a-6(e)(1).

5.   Please revise the cover page to highlight, by prominent type or in another manner, your disclosure that security holders who receive Class A-1 units (i) will not receive any cash

consideration for their Class A units, (ii) will lose specified voting rights and, (iii) will lose the benefits of registration under the Exchange Act.

History of the Transaction, page 13

6.   Please revise this section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any advisors or other counsel and the members of management who were present at each meeting. For example, please provide disclosure regarding the person(s) who initiated the discussions of the board regarding the going private transaction, describe the alternative transaction structures "discussed at length" at a September 2, 2008 meeting and describe in greater detail the "considerable discussion of the issues" between the independent committee, the full board and the legal advisors that occurred in the fall of 2008.

7.   Please refer to our prior comment. Please disclose in greater detail the discussions amongst the board regarding the appropriate manner of differentiating the Class A and Class A-1 units. For example, disclose how the distribution and liquidation preferences were established. If material, please also describe how the board determined the maximum cap dollar amount.

Show Me Ethanol's Position as to the Fairness of the Rule 13e-3 transaction, page 19

8.   Supplementally advise us of the impact to Class B and C holders of units resulting from the reclassification transaction and why the board considered the potential impact of the transaction on such holders. We note for example, that Class B and C unitholders appoint a specified number of members to the board. Advise us as to whether any of such holders' rights are impacted, positively or negatively, as a result of the reclassification.

Factors Affecting Fairness to Members Receiving Class A-1 Units, page 21

9.   We refer you to disclosure on page 38 regarding the company's history of making distributions and restrictions on making distributions. In light of the practical limitations imposed on the company's ability to provide for a preferential distribution and the fact that such distribution is not guaranteed, please revise to address whether the independent committee and/or board considered such practical limitations in their analysis of the substantive fairness of the transaction.

10.   Throughout your disclosure, you reference the preferential distribution rights allotted to Class A-1 units. Similar to disclosure appearing on page 38, ensure that wherever such preferential distribution rights are referenced, you also disclose that no distributions have been made on the Class A units since the company's formation and disclose that the company is prohibited from making distributions until the 9% note has been repaid.

Procedural Fairness, page 25

11.   Consistent with Item 1014(d) of Regulation M-A, further clarify in the bullet points of countervailing factors that the board did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e–3 transaction and/or preparing a report. Further explain how each filing person determined that the transaction was procedurally fair to each group of unaffiliated shareholders given the absence of this procedural safeguard. Refer to Item 1014(d) of Regulation M-A.

Effects of the Rule 13e-3 Transaction on Affiliated Members, page 33

12.   Instruction 3 to Item 1013 of Regulation M-A requires an affiliate of the subject company disclose the effect of the Rule 13e-3 transaction on the affiliate's interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. Please revise your disclosure to provide for this information.

Solicitation of Proxies; Expenses of Solicitation, page 46

13.   We note that your managers, officers and employees may solicit proxies by mail or "in person or by telephone, facsimile or other means…" We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

14.   Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with notice informing them of where the materials are available and explaining

how to access those materials. Refer to Release 34-56135 available at
http://www.sec.gov/rules/final/2007/34-56135.pdf.

Financial Information, page 47

15.   In circumstances where the filing persons elect to incorporate by reference the
        information required by Item 1010(a) and (b), all of the summarized financial
        information required by Item 1010(c) must be disclosed in the document furnished to
        security holders. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, please
        refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of
        Publicly Available Telephone Interpretations" that is available on the Commission's
        website at http://www.sec.gov for guidance on complying with a similar instruction in the
        context of a tender offer. Please revise to include the required summary financial
        statements.

16.   Please revise to include the pro forma information showing the effect of the
        reclassification transaction as required by Item 1010(b) of Regulation M-A.

17.   Please revise to include the ratio of earnings to fixed charges, computed in a manner
        consistent with Item 503(d) of Regulation S-K, as required by Item 1010(a)(3) and the
        book value per share information as of the most recent balance sheet presented, as
        required by Item 1010(a)(4).

Security Ownership of Managers…, page 51

18.   Refer to footnote 4. Advise us supplementally of the natural persons who exercise
        beneficial ownership of the units listed in the table above.

*   *   *   *   *

        Please promptly amend your filing in response to these comments. You should provide
us with marked copies of the amendment to expedite our review. Please furnish a cover letter
with your amendment that keys your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the filing persons are in possession of all facts relating to
their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have
made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: 816-855-3266
        Paul William, Esq.
        Bryan Cave LLP